UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-03507

ROHM AND HAAS COMPANY
(Exact name of registrant as specified in its charter)

100 Independence Mall West, Philadelphia, Pennsylvania, 19106
phone (215) 592-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.85% Notes due 2029
9.80% Debentures due 2020
9.25% Debentures due 2020
6.00% Notes due 2017
5.60% Notes due 2013
Common Stock
Rights to Purchase Rohm and Haas Series A Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
7.85% Notes due 2029 – 47 holders
9.80% Debentures due 2020 – 20 holders
9.25% Debentures due 2020 – 37 holders
6.00% Notes due 2017 – 32 holders
5.60% Notes due 2013 – 32 holders
Common Stock – 1 holder
Rights to Purchase Rohm and Haas Series A Junior Participating Preferred Stock – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Rohm and Haas Company has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	April 13, 2009	BY:	/s/ Pierre Brondeau
			Name:	Pierre Brondeau
			Title:	President